SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-13d-2(a)

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE

(Title of Class of Securities)

G21101103

 (CUSIP Number)

Qihong Zhang
1 Shuanghu Development Zone
Xinzheng City
Zhengzhou, Henan Province
China, 451191
+86-135-03863560

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: G21101103

1.	NAMES OF REPORTING PERSONS HARRY EDELSON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, PF (1)(2)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,741,221 (1)
	9.	SOLE DISPOSITIVE POWER 3,086,581 (2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,741,221
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (3)
14.	TYPE OF REPORTING PERSON IN
(1) Oasis Green Investments Limited (“Oasis”), Plumpton Group Limited (“Plumpton”), Honest Joy Group Limited (“Honest Joy” and together with Oasis and Plumpton, the “Original Shareholders”), Mr. Harry Edelson (“Mr. Edelson”), and China Gerui Advanced Materials Group Limited, f/k/a Golden Green Enterprises Limited (the “Issuer”), entered into a Voting Agreement, dated March 17, 2009 (the “Voting Agreement”).  Pursuant to the Voting Agreement, the Original Shareholders and Mr. Edelson shall each vote their Ordinary Shares, no par value (the “Ordinary Shares”) of the Issuer in favor of the election or re-election of certain persons as directors of the Issuer until the 2012 annual meeting of shareholders of the Issuer.  Mr. Edelson may be deemed to have shared voting power over the Ordinary Shares held by each of the other shareholder parties to the Voting Agreement and to have shared voting power over the Ordinary Shares that he holds with the other shareholder parties to the Voting Agreement as a result of his entry into the Voting Agreement.

CUSIP: G21101103

(2) Mr. Edelson acquired 1,609,621 Ordinary Shares and 1,666,667 warrants to purchase Ordinary Shares of the Issuer pursuant to the Agreement of Merger and Plan of Reorganization, dated as of November 12, 2008, among China Opportunity Acquisition Corp. (“COAC”), the Issuer, Wealth Rainbow Development Limited, Henan Green Complex Materials Co., Ltd, and the Original Shareholders (the “Merger Agreement”).  Under the Merger Agreement all of the securities of COAC, of which Mr. Edelson was a stockholder, were exchanged for like securities of the Issuer.  The exchange was consummated on March 17, 2009.  Mr. Edelson surrendered all of his securities of COAC in exchange for the above securities of the Issuer.  Mr. Edelson exercised 1,476,960 warrants for the same number of Ordinary Shares on March 17, 2011 for cash.

The Original Shareholders were required to enter into lock-up agreements (each, an “Original Shareholder Lock-Up Agreement”) prohibiting them from selling any of their Ordinary Shares of the Issuer during either the twelve-month period (for Oasis) or the six month period (for the other shareholders) after the closing date of the merger consummated pursuant to the Merger Agreement (the “Merger”), other than as permitted pursuant to such agreements. Further, the officers and directors of COAC, including Mr. Edelson, were required to enter into lock-up agreements (the “COAC Lock-Up Agreements” and together with the Original Shareholder Lock-Up Agreements, the “Merger Lock-Up Agreements,” each a “Merger Lock-Up Agreement”) prohibiting them from selling any of the Issuer’s Ordinary Shares that they received as a result of the Merger during such twelve month period other than as permitted pursuant to a Stock Escrow Agreement, dated as of March 20, 2007 (the “Stock Escrow Agreement”), between COAC and each of the persons who was a stockholder of COAC prior to its initial public offering, including Mr. Edelson, and the Merger Lock-Up Agreement he, she or it was to enter into upon the closing of the Merger.

Under the Stock Escrow Agreement, Mr. Edelson and certain other parties thereto agreed to deposit their shares of common stock of COAC (“COAC Shares”) into an escrow account.  The escrow agent was required to hold the escrowed COAC Shares until one year after the consummation of the Merger (or other business combination).  If the Issuer consummated a business combination in which holders of more than 20% of the COAC Shares sold in COAC’s initial public offering exercised their conversion rights, Mr. Edelson and another party agreed that the escrow agent would return to COAC for cancellation a number of escrowed shares held by them so that the Initial Stockholders (as defined in the Stock Escrow Agreement) would collectively own no more than 23.81% of COAC’s outstanding shares upon consummation of the business combination (without giving effect to any shares issued in the business combination). The Stock Escrow Agreement also provided for destruction of the escrowed COAC Shares upon notice of liquidation of COAC and for disbursement of the escrowed COAC Shares upon notice of certain transactions.

Under the Voting Agreement, a shareholder party’s transfer of Ordinary Shares is subject to the requirement that the transferee agree to be bound by the provisions of the Voting Agreement, if such transfer was subject to the respective party’s Merger Lock-Up Agreement or the Escrow Agreement (as defined below).  Mr. Edelson was subject to a Merger Lock-Up Agreement until it expired in accordance with its terms.  Mr. Edelson was not subject to the Escrow Agreement (as defined below).

Additionally, each of the Issuer’s directors, executive officers and certain of its principal shareholders, including Mr. Edelson, entered into a lock-up agreement, dated November 9, 2009 (each, a “November 2009 Lock-Up Agreement” and collectively, the “November 2009 Lock-Up Agreements”), agreeing not to, directly or indirectly, offer, sell, contract to sell, pledge, grant any option for the sale of, or otherwise dispose of any Ordinary Shares, securities convertible into or exchangeable for Ordinary Shares, options or rights to acquire Ordinary Shares or publicly announce the intention to do any of the foregoing, without the prior written consent of Maxim Group LLC (“Maxim Group”), for a period of 270 days from the date of the prospectus relating to the Issuer’s November 2009 offering (the “Initial Lock-Up Period”).  In addition, if (1) during the last 17 days of the Initial Lock-Up period, the Issuer releases earnings results or publicly announces material news or a material event relating to the Issuer or (2) prior to the expiration of the Initial Lock-Up Period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the Initial Lock-Up Period, then in each case the Initial Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Maxim Group, on behalf of the underwriters of such offering, waives, in writing, such extension.  The November 2009 Lock-Up Agreements have expired in accordance with their terms.

(3) Based on 59,433,828 Ordinary Shares of the Issuer outstanding as of July 7, 2011.  Beneficial ownership for purposes of this statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

CUSIP: G21101103

1.	NAMES OF REPORTING PERSONS OASIS GREEN INVESTMENTS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (1) (2)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,741,221 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,026,640 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,741,221
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (3)
14.	TYPE OF REPORTING PERSON CO (4)
(1) The Original Shareholders, Mr. Edelson, and the Issuer entered into a Voting Agreement, dated March 17, 2009.  Pursuant to the Voting Agreement, the Original Shareholders and Mr. Edelson shall each vote their Ordinary Shares in favor of the election or re-election of certain persons as directors of the Issuer until the 2012 annual meeting of shareholders of the Issuer.  Oasis may be deemed to have shared voting power over the Ordinary Shares held by each of the other shareholder parties to the Voting Agreement and to have shared voting power over the Ordinary Shares that it holds with the other shareholder parties to the Voting Agreement as a result of its entry into the Voting Agreement.

CUSIP: G21101103

Oasis may also be deemed to have shared voting power over Ordinary Shares that it beneficially owns with its sole director and shareholder, Ms. Yuying Lu (“Ms. Lu”).

(2) In September 2008, Oasis received 91 Ordinary Shares pursuant to a grant from the Issuer and one Ordinary Share pursuant to a transfer from its sole shareholder and director, Ms. Lu. In March 2009 and prior to the Merger, Oasis received 27,599,908 Ordinary Shares as result of a 300,000-for-1 stock split of the Ordinary Shares.

Pursuant to an agreement (the “Settlement Agreement”) dated September 15, 2009 among the Issuer, on one hand, and the Original Shareholders on the other, the Issuer agreed to issue to each of the Original Shareholders a number of its Ordinary Shares that was proportional to the amounts of the Ordinary Shares that the Original Shareholders would have received under the terms of the Merger Agreement, upon the attainment of certain financial milestones and results after the consummation of the Merger.  As a result, Oasis was issued 2,622,000 Ordinary Shares on October 19, 2009. In consideration, the Issuer and the Original Shareholders agreed to a mutual release of all claims relating to the Merger and certain other matters.  Oasis may be deemed to have shared dispositive power over the shares that it holds with its sole director and shareholder, Ms. Lu.

Additionally, to provide a fund for payment to the Issuer with respect to its post-closing rights to indemnification under the Merger Agreement, at the closing of the Merger, Oasis entered into an escrow Agreement (the “Escrow Agreement”) to place in escrow (with an independent escrow agent) an aggregate of 3,000,000 of the Issuer’s Ordinary Shares.  By unanimous written consents of the Board of Directors and the shareholders of the Issuer approved in March 2009, Mr. Edelson, a director of the Issuer, and Mr. Mingwang Lu (“Mr. Lu”), Chairman and Chief Executive Officer of the Issuer, were authorized to act on behalf of the Issuer to take all necessary actions and make all decisions pursuant to the Escrow Agreement.  Pursuant to this authority, Mr. Edelson and Mr. Lu jointly approved the full release of the escrowed Ordinary Shares in November 2010.

Under the Voting Agreement, a shareholder party’s transfer of Ordinary Shares is subject to the requirement that the transferee agree to be bound by the provisions of the Voting Agreement, if such transfer was subject to the respective party’s Merger Lock-Up Agreement or the Escrow Agreement.  Oasis was subject to a Merger Lock-Up Agreement until it expired in accordance with its terms on the twelve-month anniversary of the closing date of the Merger.  Oasis was also subject to the Escrow Agreement, the restrictions of which were released in November 2010 as described above.

Additionally, Oasis was a party to a November 2009 Lock-Up Agreement.  The November 2009 Lock-Up Agreements have expired in accordance with their terms.

On March 29, 2011, Oasis transferred 26,595,360 Ordinary Shares to certain transferees as a gift for no consideration.  On July 7, 2011, Oasis transferred 2,600,000 Ordinary Shares to a certain transferee as a gift for no consideration.

 (3) Based on 59,433,828 Ordinary Shares of the Issuer outstanding as of July 7, 2011.  Beneficial ownership for purposes of this statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

(4) Oasis is a company organized and existing under the laws of the British Virgin Islands.

CUSIP: G21101103

1.	NAMES OF REPORTING PERSONS YUYING LU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (1) (2)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION AUSTRALIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,741,221 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,026,640 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,741,221
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (3)
14.	TYPE OF REPORTING PERSON IN
(1) Ms. Lu may be deemed to have shared voting power over the Ordinary Shares beneficially owned by Oasis. Ms. Lu is the sole director and shareholder of Oasis.

Under the Voting Agreement, a shareholder party’s transfer of Ordinary Shares is subject to the requirement that the transferee agree to be bound by the provisions of the Voting Agreement, if such transfer was subject to the respective party’s Merger Lock-Up Agreement or the Escrow Agreement.  Oasis was subject to a Merger Lock-Up Agreement until it expired in accordance with its terms on the twelve-month anniversary of the closing date of the Merger.  Oasis was also subject to the Escrow Agreement, the restrictions of which were released in November 2010 as described above.

Additionally, each of Oasis and Ms. Lu was a party to a November 2009 Lock-Up Agreement.  The November 2009 Lock-Up Agreements have expired in accordance with their terms.

CUSIP: G21101103

(2) Ms. Lu may be deemed to have shared dispositive power over the Ordinary Shares held by Oasis. Ms. Lu is the sole director and sole shareholder of Oasis.

Ms. Lu was granted one Ordinary Share in August 2008; the Ordinary Share was transferred to Oasis in September 2008.

(3) Based on 59,433,828 Ordinary Shares of the Issuer outstanding as of July 7, 2011.  Beneficial ownership for purposes of this statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

CUSIP: G21101103

1.	NAMES OF REPORTING PERSONS HONEST JOY GROUP LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (1) (2)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,741,221 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 985,500 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,741,221
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (3)
14.	TYPE OF REPORTING PERSON CO (4)
(1) Honest Joy is a party to the Voting Agreement.  Honest Joy may be deemed to have shared voting power over the Ordinary Shares held by each of the other shareholder parties to the Voting Agreement and to have shared voting power over the Ordinary Shares that it holds with the other shareholder parties to the Voting Agreement as a result of its entry into the Voting Agreement.

Honest Joy may also be deemed to have shared voting power over Ordinary Shares that it beneficially owns with its sole director and shareholder, Mr. Kwok Keung Wong (“Mr. Wong”).

CUSIP: G21101103

(2) In September 2008, Honest Joy received 3 Ordinary Shares pursuant to a grant from the Issuer. In March 2009 and prior to the Merger, Honest Joy received 899,997 Ordinary Shares as result of a 300,000-for-1 stock split of the Ordinary Shares.
Pursuant to the Settlement Agreement, the Issuer agreed to issue to each of the Original Shareholders a number of its Ordinary Shares that was proportional to the amounts of the Ordinary Shares that the Original Shareholders would have received under the terms of the Merger Agreement upon the attainment of certain financial milestones and results after the consummation of the Merger.  As a result, Honest Joy was issued 85,500 Ordinary Shares on October 19, 2009. In consideration, the Issuer and the Original Shareholders agreed to a mutual release of all claims relating to the Merger and certain other matters.

Under the Voting Agreement, a shareholder party’s transfer of Ordinary Shares is subject to the requirement that the transferee agree to be bound by the provisions of the Voting Agreement, if such transfer was subject to the respective party’s Merger Lock-Up Agreement or the Escrow Agreement.  Honest Joy was subject to a Merger Lock-Up Agreement until it expired in accordance with its terms on the six-month anniversary of the closing date of the Merger.  Honest Joy was not subject to the Escrow Agreement.

Additionally, Honest Joy was a party to a November 2009 Lock-Up Agreement.  The November 2009 Lock-Up Agreements have expired in accordance with their terms.

Honest Joy may be deemed to have shared dispositive power over the Ordinary Shares that it holds with its sole director and shareholder, Mr. Wong.

(3) Based on 59,433,828 Ordinary Shares of the Issuer outstanding as of July 7, 2011.  Beneficial ownership for purposes of this statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

(4) Honest Joy is a company organized and existing under the laws of the British Virgin Islands.

CUSIP: G21101103

1.	NAMES OF REPORTING PERSONS KWOK KEUNG WONG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (1) (2)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 19,692 (2)
	8.	SHARED VOTING POWER 6,741,221 (1)
	9.	SOLE DISPOSITIVE POWER 19,692 (2)
	10.	SHARED DISPOSITIVE POWER 985,500 (3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,760,913
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (4)
14.	TYPE OF REPORTING PERSON IN
(1) Mr. Wong may be deemed to have shared voting power over the Ordinary Shares beneficially owned by Honest Joy. Mr. Wong is the sole director and sole shareholder of Honest Joy.

(2) As of July 7, 2011, Mr. Wong held 19,692 Ordinary Shares.

CUSIP: G21101103

(3) Mr. Wong may be deemed to have shared dispositive power over the Ordinary Shares held by Honest Joy. Mr. Wong is the sole director and sole shareholder of Honest Joy.

Under the Voting Agreement, a shareholder party’s transfer of Ordinary Shares is subject to the requirement that the transferee agree to be bound by the provisions of the Voting Agreement, if such transfer was subject to the respective party’s Merger Lock-Up Agreement or the Escrow Agreement.  Honest Joy was subject to a Merger Lock-Up Agreement until it expired in accordance with its terms on the six-month anniversary of the closing date of the Merger.  Honest Joy was not subject to the Escrow Agreement.

Additionally, each of Honest Joy and Mr. Wong was a party to a November 2009 Lock-Up Agreement.  The November 2009 Lock-Up Agreements have expired in accordance with their terms.

 (4) Based on 59,433,828 Ordinary Shares of the Issuer outstanding as of July 7, 2011.  Beneficial ownership for purposes of this statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

CUSIP: G21101103

1.	NAMES OF REPORTING PERSONS PLUMPTON GROUP LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (1) (2)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,741,221 (1)
	9.	SOLE DISPOSITIVE POWER 1,642,500 (2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,741,221
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (3)
14.	TYPE OF REPORTING PERSON CO (4)
(1) Plumpton is a party to the Voting Agreement.  Plumpton may be deemed to have shared voting power over the Ordinary Shares held by each of the other shareholder parties to the Voting Agreement and to have shared voting power over the Ordinary Shares that it holds with the other shareholder parties to the Voting Agreement as a result of its entry into the Voting Agreement.

CUSIP: G21101103

(2) In September 2008, Plumpton received 5 Ordinary Shares pursuant to a grant from the Issuer. In March 2009 and prior to the Merger, Plumpton received 1,499,995 Ordinary Shares as result of a 300,000-for-1 stock split of the Ordinary Shares.

Pursuant to the Settlement Agreement, the Issuer agreed to issue to each of the Original Shareholders a number of its Ordinary Shares that was proportional to the amounts of the Ordinary Shares that the Original Shareholders would have received under the terms of the Merger Agreement upon the attainment of certain financial milestones and results after the consummation of the Merger.  As a result, Plumpton was issued 142,500 Ordinary Shares on October 19, 2009. In consideration, the Issuer and the Original Shareholders agreed to a mutual release of all claims relating to the Merger and certain other matters.

Under the Voting Agreement, a shareholder party’s transfer of Ordinary Shares is subject to the requirement that the transferee agree to be bound by the provisions of the Voting Agreement, if such transfer was subject to the respective party’s Merger Lock-Up Agreement or the Escrow Agreement.  Plumpton was subject to a Merger Lock-Up Agreement until it expired in accordance with its terms on the six-month anniversary of the closing date of the Merger.  Plumpton was not subject to the Escrow Agreement.

Additionally, Plumpton was a party to a November 2009 Lock-Up Agreement.  The November 2009 Lock-Up Agreements have expired in accordance with their terms.

Plumpton’s three members own or control 47.5%, 47.5%, and 5% of the shares of Plumpton, respectively.  Plumpton’s three members collectively control Plumpton in proportion to their share ownership.

 (3) Based on 59,433,828 Ordinary Shares of the Issuer outstanding as of July 7, 2011.  Beneficial ownership for purposes of this statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

(4) Plumpton is a company organized and existing under the laws of the British Virgin Islands.

Introductory Note

This Amendment No. 2 (“Amendment No. 2”) is filed with respect to the Issuer by Oasis, Ms. Lu, Mr. Edelson, Honest Joy, Mr. Wong, and Plumpton (each, a “Reporting Person” and collectively, the “Reporting Persons”).  This Amendment No. 2 amends and restates the Schedule 13D (the “Schedule 13D”) with respect to the Issuer filed by Mr. Edelson with the Securities and Exchange Commission (the “SEC”) on April 23, 2009, as amended and restated by the Amendment No. 1 filed with the SEC on April 8, 2011.  This Amendment No. 2 also supplements the Schedule 13D to include information required with respect to a disposition of Ordinary Shares by Oasis as of July 7, 2011.  The cover pages to this Statement report the Reporting Persons’ beneficial ownership information as of the most recent reporting date, July 7, 2011, unless where otherwise indicated.

The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)-5(b) of the Act.  As a member of a group, each Reporting Person may be deemed to beneficially own any Ordinary Shares that may be beneficially owned by the members of the group as a whole.

Item 1.  Security and Issuer.

The name of the Issuer is China Gerui Advanced Materials Group Limited.  The Issuer’s principal executive offices are at 1 Shuanghu Development Zone, Xinzheng City, Zhengzhou, Henan Province, China, 451191.

Item 2.  Identity and Background.

(a)           This statement is being filed jointly by the Reporting Persons pursuant to a Joint Filing Agreement attached as Exhibit 1 to Amendment No. 1 to the Schedule 13D.

(b)           The principal business address of each of Oasis and Ms. Lu is c/o Qihong Zhang, 1 Shuanghu Development Zone, Xinzheng City, Zhengzhou, Henan Province, China, 451191.

The principal business address of Mr. Edelson is 300 Tice Boulevard, Suite 280, Woodcliff Lake, NJ 07677.

The principal business address of each of Honest Joy and Mr. Wong is Unit 3201A, 32/F., Citicorp Centre, 18, Whilfied Road, Hong Kong.

The principal business address of Plumpton is 2/F, Malaysia Tower, 50 Gloucester Road, Wanchai, Hong Kong.

(c)           The principal business of Oasis is to hold, transact or otherwise deal in the securities of the Issuer or other entities on behalf of Ms. Lu.  Ms. Lu is sole director and sole shareholder of Oasis.

The principal business of Ms. Lu is investment.

The principal occupation of Mr. Edelson is general partner of Edelson Technology Partners, whose primary business is venture capital.  Mr. Edelson also serves as a director of the Issuer.

The principal business of Honest Joy is to hold, transact or otherwise deal in the securities of the Issuer or other entities on behalf of Mr. Wong.  Mr. Wong is sole director and sole shareholder of Honest Joy.

The principal occupation of Mr. Wong is Senior Consultant of Thundercap Investments Consultant Limited, a consulting company that advises Chinese clients regarding the raising of funds through Sino-foreign joint ventures, private investment and overseas initial public offerings.  Mr. Wong is also a director of the Issuer.

The principal business of Plumpton is to hold, transact or otherwise deal in the securities of the Issuer or other entities on behalf of its shareholders.

(d)-(e)           Since the period beginning five years preceding March 17, 2009 (the date that the Reporting Persons initially became subject to Schedule 13D reporting requirements with respect to the Issuer as a result of the Voting Agreement), none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Oasis is a company organized and existing under the laws of the British Virgin Islands.

Ms. Lu is a citizen of Australia.

Mr. Edelson is a citizen of the United States.

Honest Joy is a company organized and existing under the laws of the British Virgin Islands.

Mr. Wong is a citizen of Hong Kong.

Plumpton is a company organized and existing under the laws of the British Virgin Islands.

Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Edelson acquired 1,609,621 Ordinary Shares and 1,666,667 warrants to purchase Ordinary Shares of the Issuer pursuant to the Merger Agreement.  Under the Merger Agreement all of the securities of COAC, of which Mr. Edelson was a stockholder, were exchanged for like securities of the Issuer.  The exchange was consummated on March 17, 2009.  Mr. Edelson surrendered all of his securities of COAC in exchange for the above securities of the Issuer.  Mr. Edelson exercised 1,476,960 warrants for the same number of Ordinary Shares on March 17, 2011 for cash.  Mr. Edelson exercised his warrants at a price of $5.00 per warrant, therefore making aggregate cash payments of $7,384,800.

The Original Shareholders, Mr. Edelson and the Issuer entered into the Voting Agreement, dated March 17, 2009.  Pursuant to the Voting Agreement, the Original Shareholders and Mr. Edelson shall each vote their Ordinary Shares of the Issuer in favor of the election or re-election of certain persons as directors of the Issuer until the 2012 annual meeting of shareholders of the Issuer.  As a result, each of the Original Shareholders and Mr. Edelson may be deemed to have acquired beneficial ownership over the Ordinary Shares beneficially owned by each of the other shareholder parties to the Voting Agreement as a result of their entry into the Voting Agreement.

In September 2008, Oasis received 91 Ordinary Shares pursuant to a grant from the Issuer and one Ordinary Share pursuant to a transfer from its sole shareholder and director, Ms. Lu.  Plumpton and Honest Joy also received grants of five Ordinary Shares and three Ordinary Shares from the Issuer in September 2008, respectively. In March 2009 and prior to the Merger, Oasis received 27,599,908 Ordinary Shares, Plumpton received 1,499,995 Ordinary Shares, and Honest Joy received 899,997 Ordinary Shares as result of a 300,000-for-1 stock split of the Ordinary Shares.

Pursuant to the Settlement Agreement, the Issuer agreed to issue to each of the Original Shareholders a number of its Ordinary Shares that was proportional to the amounts of the Ordinary Shares that the Original Shareholders would have received under the terms of the Merger Agreement upon the attainment of certain financial milestones and results after the consummation of the Merger.  As a result, Oasis, Plumpton and Honest Joy was each issued 2,622,000, 142,500 and 85,500 Ordinary Shares, respectively, on October 19, 2009. In consideration, the Issuer and the Original Shareholders agreed to a mutual release of all claims relating to the Merger and certain other matters.

Ms. Lu may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer beneficially owned or held by Oasis. Ms. Lu is the sole director and shareholder of Oasis.

Mr. Wong may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer beneficially owned or held by Honest Joy. Mr. Wong is the sole director and shareholder of Honest Joy.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the securities that are the subject of this statement pursuant to the transactions described in Item 3 above and with no other purpose.

The Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The information contained in the cover pages to this Statement is incorporated by reference into this item.

(a)           For purposes of Rule 13d-3 promulgated under the Act, each of the Reporting Persons may be deemed to have beneficially owned 33,276,288 Ordinary Shares as of March 17, 2009, representing 103.2% of the outstanding Ordinary Shares (based on 32,245,723 Ordinary Shares outstanding as of March 17, 2009, including Ordinary Shares contained in the Issuer’s outstanding public units).  The Reporting Persons’ beneficial ownership as a percentage of outstanding Ordinary Shares was greater than 100.0% due to the Reporting Persons’ shared beneficial ownership of 31,609,621 Ordinary Shares and 1,666,667 warrants to purchase Ordinary Shares.

For purposes of Rule 13d-3 promulgated under the Act, each of the Reporting Persons may be deemed to have beneficially owned 36,126,288 Ordinary Shares as of October 19, 2009, representing 102.9% of the outstanding Ordinary Shares (based on 35,095,723 Ordinary Shares outstanding as of October 19, 2009, including 12,700 Ordinary Shares contained in the Issuer’s outstanding public units).  The Reporting Persons’ beneficial ownership as a percentage of outstanding Ordinary Shares was greater than 100.0% due to the Reporting Persons’ shared beneficial ownership of 34,459,621 Ordinary Shares and 1,666,667 warrants to purchase Ordinary Shares.

For purposes of Rule 13d-3 promulgated under the Act, each of the Reporting Persons may be deemed to have beneficially owned 9,341,221 Ordinary Shares as of March 29, 2011, representing 15.7% of the outstanding Ordinary Shares (based on 59,433,828 Ordinary Shares outstanding as of October 19, 2009), except that Mr. Wong beneficially owned 9,360,913 Ordinary Shares, or 15.8% of the outstanding Ordinary Shares.

For purposes of Rule 13d-3 promulgated under the Act, each of the Reporting Persons may be deemed to have beneficially owned 6,741,221 Ordinary Shares as of July 7, 2011, representing 11.3% of the outstanding Ordinary Shares (based on 59,433,828 Ordinary Shares outstanding as of July 7, 2011), except that Mr. Wong beneficially owned 6,760,913 Ordinary Shares, or 11.4% of the outstanding Ordinary Shares.

(b)           Mr. Edelson had sole dispositive power over 3,276,288 Ordinary Shares as of March 17, 2009 and October 19, 2009, including warrants to purchase 1,666,667 Ordinary Shares. Mr. Edelson had sole dispositive power over 3,086,581 Ordinary Shares as of March 29, 2011 and July 7, 2011, including 509,621 Ordinary Shares held as trustee.

Oasis and Ms. Lu each had shared dispositive power over 27,600,000 Ordinary Shares as of March 17, 2009; 30,222,000 Ordinary Shares as of October 19, 2009; 3,626,640 Ordinary Shares as of March 29, 2011, and 1,026,640 as of July 7, 2011.

Honest Joy and Mr. Wong each had shared dispositive power over 900,000 Ordinary Shares as of March 17, 2009 and 985,500 Ordinary Shares as of October 19, 2009; March 29, 2011 and July 7, 2011.  Mr. Wong also had sole dispositive power and sole voting power over 19,692 Ordinary Shares as of March 29, 2011 and July 7, 2011.

Plumpton had sole dispositive power over 1,500,000 Ordinary Shares as of March 17, 2009 and 1,642,500 Ordinary Shares as of October 19, 2009, March 29, 2011 and July 7, 2011.

Each of the Reporting Persons had shared voting power over 33,276,288 Ordinary Shares as of March 17, 2009; 36,126,288 Ordinary Shares as of October 19, 2009; 9,341,221 Ordinary Shares as of March 29, 2011, and 6,741,221 as of July 7, 2011.

None of the Reporting Persons has beneficially owned any other securities of the Issuer as of March 17, 2009, October 19, 2009, March 29, 2011, or July 7, 2011.

(c)           The Original Shareholders, Mr. Edelson and the Issuer entered into the Voting Agreement, dated March 17, 2009.  Pursuant to the Voting Agreement, the Original Shareholders and Mr. Edelson shall each vote their Ordinary Shares of the Issuer in favor of the election or re-election of certain persons as directors of the Issuer until the 2012 annual meeting of shareholders of the Issuer.  As a result, each of the Original Shareholders and Mr. Edelson may be deemed to have acquired beneficial ownership over the Ordinary Shares beneficially owned by each of the other shareholder parties to the Voting Agreement as a result of their entry into the Voting Agreement.

Mr. Edelson acquired 1,609,621 Ordinary Shares and 1,666,667 warrants to purchase Ordinary Shares of the Issuer pursuant to the Merger Agreement.  Under the Merger Agreement all of the securities of COAC, of which Mr. Edelson was a stockholder, were exchanged for like securities of the Issuer.  The exchange was consummated on March 17, 2009.  Mr. Edelson surrendered all of his securities of COAC in exchange for the above securities of the Issuer.  Mr. Edelson exercised 1,476,960 warrants for the same number of Ordinary Shares on March 17, 2011 for cash.  Mr. Edelson exercised his warrants at a price of $5.00 per warrant, therefore making aggregate cash payments of $7,384,800.  Mr. Edelson sold 189,707 warrants on March 11, 2011 at $0.34 per warrant on the open market with the assistance of a broker.  Mr. Edelson placed 509,621 Ordinary Shares into a trust in which he had sole voting and dispositive power on March 21, 2011.

Pursuant to the Settlement Agreement, the Issuer agreed to issue to each of the Original Shareholders a number of its Ordinary Shares that was proportional to the amounts of the Ordinary Shares that the Original Shareholders would have received under the terms of the Merger Agreement upon the attainment of certain financial milestones and results after the consummation of the Merger.  As a result, Oasis, Plumpton and Honest Joy was each issued 2,622,000, 142,500 and 85,500 Ordinary Shares, respectively, on October 19, 2009. In consideration, the Issuer and the Original Shareholders agreed to a mutual release of all claims relating to the Merger and certain other matters.

On March 29, 2011, Oasis transferred a total of 26,595,360 Ordinary Shares to certain transferees as a gift for no consideration.  On July 7, 2011, Oasis transferred a total of 2,600,000 Ordinary Shares to a certain transferee as a gift for no consideration.

Ms. Lu may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer held by Oasis pursuant to Rule 13d-3 of the Act. Ms. Lu may also be deemed to be the beneficial owner of the Ordinary Shares of the Issuer beneficially owned by Oasis by virtue of the Voting Agreement pursuant to Rule 13d-3 of the Act and to have shared voting power over these shares. Ms. Lu is the sole director and shareholder of Oasis.

Mr. Wong may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer held by Honest Joy pursuant to Rule 13d-3 of the Act and to have shared voting and shared dispositive power over these shares with Oasis.  Mr. Wong may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer beneficially owned by Honest Joy by virtue of the Voting Agreement pursuant to Rule 13d-3 of the Act and to have shared voting power over these shares. Mr. Wong is the sole director and sole shareholder of Honest Joy.

The table below indicates all purchases and sales of Ordinary Shares made by Mr. Wong during the 60-day period prior to March 29, 2011:

Date of Transaction	Number of Shares Purchased / (Sold)	Price Per Share
3/3/2011	30,000	5.429977
3/10/2011	19,000	5.397026
3/10/2011	29,249	5.368297
3/21/2011	(30,000)	5.70285
3/22/2011	(27,400)	5.70073
3/23/2011	29,600	5.237675
3/25/2011	(25,310)	5.520079
3/28/2011	(2,247)	5.49
3/28/2011	(3,200)	5.480938

All of the above transactions were conducted on the open market with the assistance of a broker.

Other than the transactions described above, none of the Reporting Persons was involved in any transactions involving the securities of the Issuer during the 60 days prior to March 17, 2009, October 19, 2009, March 29, 2011, or July 7, 2011.

(d)           No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities, as of March 17, 2009, October 19, 2009, March 29, 2011, or July 7, 2011.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in the cover pages to this Statement is incorporated by reference into this item.

Oasis was a party to the Merger Agreement and certain related agreement.  The following is a description of some of the terms of these agreements.

The Merger Agreement provided for (i) the Merger, with the Issuer being the surviving entity of a merger with COAC, and (ii) the holders of securities of COAC (in the aggregate, 931,186 units, each consisting of one share of common stock and two warrants, 8,400,000 shares of common stock (including shares included in the units), warrants to purchase 16,066,667 shares of COAC common stock (including warrants included in the units) and one Representative’s unit purchase option to purchase 60a0,000 units) to receive like securities of the Issuer, on a one-to-one basis, in exchange for their existing COAC securities.

Immediately prior to the Merger, the Original Shareholders of the Issuer would own 30,000,000 Ordinary Shares in aggregate, which they would continue to own after the Merger was consummated. The shareholders of the Issuer immediately prior to the Merger were also entitled to be issued an aggregate of 1,000,000 Ordinary Shares for each of the years ending on December 31, 2009, 2010 and 2011 in which the Issuer has net after tax income that equals or exceeds the target specified for such year in the Merger Agreement ($45 million, $60 million and $80 million, respectively), with Oasis receiving 92% of such shares. In addition, if at least 75% of the warrants that the Issuer were to issue to the public holders of COAC’s warrants are exercised, the Issuer’s Original Shareholders would be entitled to an aggregate cash payment of $5 million. Oasis was one of the Original Shareholders of the Issuer.

To provide a fund for payment to the Issuer with respect to its post-closing rights to indemnification under the Merger Agreement, at the closing of the Merger, Oasis entered into the Escrow Agreement to place in escrow (with an independent escrow agent) an aggregate of 3,000,000 of the Issuer’s Ordinary Shares.  By unanimous written consents of the Board of Directors and the shareholders of the Issuer approved in March 2009, Mr. Edelson, a director of the Issuer, and Mr. Mingwang Lu (“Mr. Lu”), Chairman and Chief Executive Officer of the Issuer, were authorized to act on behalf of the Issuer to take all necessary actions and make all decisions pursuant to the Escrow Agreement.  Pursuant to this authority, Mr. Edelson and Mr. Lu jointly approved the release of the escrowed Ordinary Shares in November 2010.

The Merger Agreement provided that either COAC or the Issuer could terminate the agreement if the Merger was not consummated by March 20, 2009. The Merger Agreement could also have been terminated, among other reasons, upon material breach by a party.

The Original Shareholders and Mr. Edelson entered into the Voting Agreement at the time of closing of the Merger with the Issuer to provide that they will each vote their Ordinary Shares of the Issuer in favor of the election of such persons as directors of the Issuer in specified classes in certain elections.  Pursuant to the Voting Agreement, the Original Shareholders and Mr. Edelson shall each vote their Ordinary Shares in favor of the election or re-election of certain persons as directors of the Issuer until the 2012 annual meeting of shareholders of the Issuer. Under the Voting Agreement, a shareholder party’s transfer of Ordinary Shares is subject to the requirement that the transferee agree to be bound by the provisions of the Voting Agreement, if such transfer was subject to the respective party’s Merger Lock-Up Agreement or the Escrow Agreement.

Each of the Original Shareholders was required to enter into an Original Shareholder Lock-Up Agreement prohibiting it from selling any of its Ordinary Shares of the Issuer during either the twelve-month period (for Oasis) or the six month period (for the other shareholders) after the closing date of the Merger other than as permitted pursuant to the Original Shareholder Lock-Up Agreement. Further, the officers and directors of COAC, including Mr. Edelson, were required to enter into the COAC Lock-Up Agreements prohibiting them from selling any of the Issuer’s Ordinary Shares that they received as a result of the Merger during such twelve-month period other than as permitted pursuant to the Stock Escrow Agreement and the lock-up agreements he or she was to enter into upon the closing of the Merger.

Under the Stock Escrow Agreement, Mr. Edelson and certain other parties thereto agreed to deposit their COAC Shares into an escrow account.  The escrow agent was required to hold the escrowed COAC Shares until one year after the consummation of the Merger (or other business combination).  If the Issuer consummated a business combination in which holders of more than 20% of the COAC Shares sold in COAC’s initial public offering exercised their conversion rights, Mr. Edelson and another party agreed that the escrow agent would return to COAC for cancellation a number of escrowed shares held by them so that the Initial Stockholders (as defined in the Stock Escrow Agreement) would collectively own no more than 23.81% of COAC’s outstanding shares upon consummation of the business combination (without giving effect to any shares issued in the business combination). The Stock Escrow Agreement also provided for destruction of the escrowed COAC Shares upon notice of liquidation of COAC and for disbursement of the escrowed COAC Shares upon notice of certain transactions.

Pursuant to the Settlement Agreement, the Issuer agreed to issue to each of the Original Shareholders a number of its Ordinary Shares that was proportional to the amounts of the Ordinary Shares that the Original Shareholders would have received under the terms of the Merger Agreement, upon the attainment of certain financial milestones and results after the consummation of the Merger.  As a result, Oasis, Plumpton and Honest Joy was each issued 2,622,000, 142,500 and 85,500 Ordinary Shares, respectively, on October 19, 2009. In consideration, the Issuer and the Original Shareholders agreed to a mutual release of all claims relating to the Merger and certain other matters.

Additionally, each of the Issuer’s directors, executive officers and certain of its principal shareholders, including Mr. Edelson, entered into a November 2009 Lock-Up Agreement in connection with the Issuer’s public offering in November 2009.

The Merger Agreement, and the forms of the COAC Lock-Up Agreement with Mr. Edelson, Stock Escrow Agreement, Escrow Agreement, Voting Agreement, Original Shareholder Lock-Up Agreement, Settlement Agreement, and November 2009 Lock-Up Agreement, are each filed as Exhibits 2, 3, 4, 5, 6, 7, 8, and 9 hereto, respectively, and are incorporated by reference herein.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between either of the Reporting Persons or any other person identified in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1
Joint Filing Agreement among Oasis Green Investments Limited, Yuying Lu, Harry Edelson, Honest Joy Group Limited, Kwok Keung Wong, and Plumpton Group Limited, dated as of March 29, 2011 [incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Persons on April 8, 2011]

Exhibit 2
Agreement of Merger and Plan of Reorganization, dated as of November 12, 2008 by and among the registrant, China Opportunity Acquisition Corp., Wealth Rainbow Development Limited, Henan Green Complex Materials Co., Ltd and certain shareholders of the registrant [incorporated by reference to Exhibit 2.1 to the registrant’s Registration Statement on Form S-4 filed on November 12, 2008 in commission file number 333-155312-01]

Exhibit 3
Form of Letter Agreement among China Opportunity Acquisition Corp., EarlyBirdCapital, Inc. and Harry Edelson [incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-1/A filed by China Opportunity Acquisition Corp. on February 21, 2007 in commission file number 333-137716]

Exhibit 4
Form of Stock Escrow Agreement between China Opportunity Acquisition Corp., Continental Stock Transfer & Trust Company and the Initial Stockholders (as defined therein) [incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1/A filed by China Opportunity Acquisition Corp. on March 20, 2007 in commission file number 333-137716]

Exhibit 5
Form of Escrow Agreement by and among the registrant, Oasis Green Investments Limited and Continental Stock Transfer & Trust Company [incorporated by reference to Exhibit 10.14 to the registrant’s Registration Statement on Form S-4 filed on November 12, 2008 in commission file number 333-155312-01]

Exhibit 6	Form of Voting Agreement [incorporated by reference to Exhibit 10.15 to the registrant’s Registration Statement on Form S-4 filed on November 12, 2008 in commission file number 333-155312-01]

Exhibit 7	Form of Lock-Up Agreement [incorporated by reference to Exhibit 10.16 to the registrant’s Registration Statement on Form S-4 filed on November 12, 2008 in commission file number 333-155312-01]

Exhibit 8
Form of Agreement, dated as of September 15, 2009, by and among the registrant, Oasis Green Investments Limited, Plumpton Group Limited, and Honest Joy Group Limited.[incorporated by reference to Exhibit 10.16 to the registrant’s Registration Statement on Form F-1 filed on September 15, 2009 in commission file number 333-161924]

Exhibit 9	Form of Lock-Up Agreement, dated November 9, 2009 [incorporated by reference to Exhibit 9 to the Schedule 13D/A filed by the Reporting Persons on April 8, 2011]

  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2011

OASIS GREEN INVESTMENTS LIMITED

By:	/s/ Yuying Lu
Name: Yuying Lu
Title: Director

  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2011

By:	/s/ Yuying Lu
Yuying Lu

  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 12, 2011

By:	/s/ Harry Edelson
Harry Edelson

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2011

HONEST JOY GROUP LIMITED

By:	/s/ Kwok Keung Wong
Name: Kwok Keung Wong
Title: Director

  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2011

By:	/s/ Kwok Keung Wong
Kwok Keung Wong

  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2011

PLUMPTON GROUP LIMITED

By:	/s/ Pinger Zhang
Name: Pinger Zhang
Title: Director